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SEC FILE NUMBER
8-6678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transact Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4991 Lakebrook Drive, Suite 150
(No. and Street)

Glen Allen	Virginia	23060
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Morin	(804)612-7103	patrick@transactcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Morin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transact Capital Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN CLARK
NOTARY PUBLIC
REG. #7839604
MY COMMISSION EXPIRES 01/31/2027
COMMONWEALTH OF VIRGINIA

Signature: [signature]

Title:
Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRANSACT CAPITAL SECURITIES, LLC

Statement of Financial Condition

As of the year ended
December 31, 2024

With Report of Independent Registered Public Accounting Firm

TRANSACT CAPITAL SECURITIES, LLC
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Managing Members
of Transact Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transact Capital Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Transact Capital Securities, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Transact Capital Securities, LLC's management. Our responsibility is to express an opinion on Transact Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Transact Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree + Cook, LLP

We have served as Transact Capital Securities, LLC's auditor since 2022.

Richmond, Virginia
February 26, 2025

TRANSACT CAPITAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	88,606
Accounts receivable		11,254
Prepaid expenses		86,234
Due from related party		35,803
Non-current assets:		
Operating lease right of use asset, net		390,144
Capitalized software, net of accumulated amortization ($20,515)		11,068
Total non-current assets		401,212
Total assets	$	623,109

Liabilities and Member's Equity

Current liabilities:		
Accounts payable	$	13,839
Accrued expenses		40,473
Operating lease liability - current		97,060
Total current liabilities		151,372
Operating lease liability - noncurrent		307,518
Total liabilities		458,890
Member's equity		164,219
Total liabilities and member's equity	$	623,109

The accompanying notes are an integral part of these financial statement.

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2024

Note 1 - Organization and Nature of Business

Organization – Transact Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Transact Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 3, 2003. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company engages primarily in merger and acquisitions, advisory services, and debt and equity placements.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Accounts Receivable – The Company's receivable from clients is due from clients for revenue recognized but not yet paid. An allowance for credit losses is an estimate based upon historical account write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and macroeconomic factors. Account balances are charged off against the allowance when recovery efforts cease.

As of December 31, 2024, there was a $11,254 receivable from clients due to the Company. $10,000 of the total amount is due from a single client. There is no allowance for credit loss as of December 31, 2024.

Risks and Uncertainties – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2024, the Company did not have amounts in excess of the insured limits.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During 2024, three clients comprised 56% of total revenues.

Capitalized Software – Costs of internal-use software are accounted for in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") 350-40, *Internal Use Software*. The guidance requires that development costs are expensed as they are incurred during the preliminary project stage. Once the capitalization criteria of ASC 350-40 and ASC 350-50 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use software, are capitalized. Capitalized costs are amortized using the straight-line method over the software's estimated useful life and license term. There were no additions during the year ending December 31, 2024.

Leases – In February 2016, the FASB issued ASC Topic 842, Leases ("ASC 842"), to increase transparency and comparability among organizations related to their leasing arrangements. The update requires lessees to recognize most leases on their balance sheets as a right-of-use ("ROU") asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over

the lease term, measured on a discounted basis. ASC 842 also requires additional disclosure of key quantitative and qualitative information for leasing arrangements.

The Company made an accounting policy election available under ASC 842 not to recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and are reduced by any lease incentives.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its Parent. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

Note 3 - Related-Party Transactions

The Company is wholly owned by and shares premises and facility expenses with the Parent. As of December 31, 2024, there was a related party receivable from Parent of $35,803 for the expense sharing reimbursement to be repaid in the first quarter of 2025.

Note 4 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisitions, advisory services, and debt and equity placements. The Company has identified its Managing member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 5 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2024, the Company had net capital of $19,860 as defined under Rule 15c3-1, which exceeded the requirement net capital by $14,860. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 3.46 to 1.

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2024

Note 6 - Leases

The Company leases building space under an operating lease. In May 2023, the Company amended the lease to include expanded space and an extended term. The amended lease expires in September 2028 and utilizes an interest rate of 3.89%. Rentals generally include insurance, taxes and maintenance costs.

As of December 31, 2024, the operating lease liability remaining is $404,578 on the statement of financial condition.

ASC 842 requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company elected to use a portfolio approach to IBR, applying the U.S. Treasury ten-year long-term rate to the leases. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2024, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

Future maturities of lease liabilities as of December 31, 2024 are as follows:

Year		
2025	$	111,091
2026		114,020
2027		119,265
2028		91,771
Total lease payments		436,147
Less amount representing interest		31,569
Total lease obligations		404,578
Current portion		97,060
Long-term portion	$	307,518

TRANSACT CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2024

Note 7 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934.

Note 8 - Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2024 financial statements through February 26, 2025, the date the Company's financial statements were available to be issued. No known material subsequent events have occurred.